MAIA Biotechnology, Inc

444 West Lake Street, Suite 1700

Chicago, IL 60606

February 14, 2022

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Jordan Nimitz
Christine Westbrook

Re: MAIA Biotechnology, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 22, 2021 CIK No. 0001878313

Dear Mr. Nimitz and Ms. Westbrook:

MAIA Biotechnology, Inc. (the “Company,” “we,” or “us”) hereby responds to the letter, dated January 10, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 1 to its Draft Registration Statement on Form S-1, CIK No. 0001878313 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below each of the Staff’s comments and have followed each comment with the Company’s written response. Also, in response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing a second amendment to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

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Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 22, 2021

Cover page

Please revise to remove the graphics that appear before the Summary as these graphics are presented without appropriate context for an investor to be able to evaluate your disclosure. We refer to our prior comment 3, which we reissue in part. Please revise to disclose in the Summary that you are working with experts to evaluate the extent and quality of the existing data supporting THIO, as referenced on page 89. Make clear in the Summary the extent to which you intend to rely on clinical data generated by third parties and the basis for your belief that you will be permitted to do so.

Response: In response to the Staff’s comment, the Company has removed the two graphics that appear before the Summary of the Amended Registration Statement. Please note the Company is not working with experts to evaluate the extent and quality of the existing data supporting THIO. In accordance therewith, we have revised the disclosure on page 89 of the Amended Registration Statement. We also revised page 2, 3 and 6 of the Summary section of the Amended Registration Statement to clearly disclose that we are not planning to rely on clinical data generated by third parties in an eventual NDA filing to the FDA.

Our Lead Product Candidate, page 2

We note your response to our prior comment 4, which we reissue in part. We note your statement that “Similar high and durable anti-cancer activities of THIO have been consistently demonstrated in multiple preclinical models...” It is inappropriate to present conclusions that data establishes safety and/or efficacy. Please revise your disclosure accordingly. As additional examples, we note the following:

•	We believe we will generate favorable clinical safety data...
•

We believe this drug discovery program will lead to the development of additional proprietary drug candidates, more specifically with increased efficacy and a better safety profile across multiple cancer types.

Additionally, please revise to explain what you mean by “conditional approval,” as referenced at the top of page 3.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 3, 4 and 74 to delete the sentence “Similar high and durable anti-cancer activities of THIO have been consistently demonstrated in multiple preclinical models...” and to revise the disclosure so as not to present conclusions that such data establishes safety and/or efficacy.

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Our Science--Driven Telomere Targeting Approach, page 3

We note your response to our prior comment 5, which we reissue. Please revise your presentation to present all of the necessary phases of clinical development and an accurate representation of how far along you are in the development process or remove this graphic in its entirety. Your revised presentation should make clear, if true, that you have not yet initiated your Phase 2 study of THIO-101 and that you plan to conduct this study in Australia and Europe. Please also delete from your pipeline table the projected FDA approval for THIO in NSCLC as such projection is premature and speculative. Additionally, we note your revised disclosure stating that you have initiated an early-stage research and discovery program aimed at identifying new compounds capable of acting through similar mechanisms of activity as THIO. However, you have not provided any additional detail regarding these efforts or discussion of your platform elsewhere. Please revise to remove from the graphic the row corresponding to your next generation telomere targeting agents as this program does not appear currently material. We will not object to a narrative discussion of your early-stage programs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4, 5 and 74 of the Amended Registration Statement to make clear that the Company has not yet initiated its Phase 2 study of THIO-101 and that we plan to conduct this study in Australia and Europe. The Company also deleted the pipeline table that projected FDA approval for THIO in NSCLC, revised disclosure concerning the Company’s early-stage research and discovery program aimed at identifying new compounds capable of acting through similar mechanisms of activity as THIO, and we removed the row in the graphic concerning the Company’s next generation telomere targeting agents.

Risk Factors
Risks Related to Our Initial Public Offering and Ownership of Our Common Stock
Our amended and restated bylaws will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum..., page 52

We note your response to our prior comment 10 and your disclosure that “the exclusive forum provisions shall not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, for which the federal district courts of the District of Delaware shall be the sole and exclusive forum unless the Company consents in writing to the selection of an alternative forum.” Please revise to make clear that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: In response to the Staff’s comment, the Company has supplemented its disclosure on pages 54 and 135 of the Amended Registration Statement to make clear that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts

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over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Critical Accounting Policies and Significant Judgments and Estimates
Fair value of common stock, page 70

We acknowledge the changes made in response to comment number 15. Please revise throughout the filing to clarify what methodology was used to determine the fair value of your common stock (e.g., market or income approach) for each valuation date. Reference to the third-party valuation firm is not sufficient and the straight-line interpolation for your common stock is not an acceptable methodology.

In response to the Staff’s comment, the Company has revised its disclosures on pages 75 and 76 of the Amended Registration Statement to explain the estimation methodology that was used to determine fair value of the Company’s common stock.

As there has been no public market for the Company’s stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (“Board”) as of the date of each option grant, with input from management, considering the Company’s valuations obtained from independent third-party valuation specialists as well as the Board’s assessment of other objective and subjective matters which may have changed from the date of the third-party valuation through the date of the grant.

The Company advises the Staff that its practice has been to obtain third-party valuations of its common stock periodically as circumstances warrant which may or may not have coincided with the date in which option grants were made to employees. In addition, considering recent expectations about conducting an initial public offering (“IPO”) of its common stock , the Company obtained a retrospective third-party valuation of its common stock to further support its estimate of fair value of common stock. The dates and values ascribed to the Company’s stock supported by independent third-party valuation experts are highlighted below throughout the discussion of the “Chronological Evolution of the Company” and summarized in tabular format below.

Chronological Evolution of the Company:

The Company licensed and commenced development of its THIO asset in 2018. Funding for the development was initially obtained from the sale of the Company’s common stock on September 1, 2018, to unrelated third-party investors at a price of $1.80 per share raising aggregate proceeds of $1 million and a sale of common stock to unrelated third-party investors in November 2019, at a price of $1.80 per share raising aggregate proceeds of approximately $1.9 million.

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During 2020, the Company raised additional funding through the issuance of convertible notes. From May 2020 through December 31, 2020, the Company raised an aggregate of approximately $610,000 in varying increments throughout the period. The convertible notes generally are due after two-years and carried a stated interest rate of 6% per annum and converted upon the next qualified round of financing at a discount of 25% to the price paid.  The burden of accumulating any unpaid interest on the Company’s liquidity persisted until the Company completed its sale of common stock commencing in July 2021, at which time all the notes and accrued interest converted into common stock (see discussion below).

Independent third-party valuation obtained on June 30, 2020, reflecting a price of $1.78 per share

Preclinical development continued through May 2021, although very little progress towards its product candidates was achieved primarily due to the inability to raise capital to fund the developmental activities at the pace contemplated in its business plan. As of May 2021, the Company had not applied for or received approval from any regulatory authority, including the U.S. Federal Drug Administration (“FDA”). Consequently, the Company was unable to commence clinical trials for any of its product candidates or to begin dosing in humans.

By December 31, 2020, the Company had burned through substantially all its available cash resulting in a net working capital deficiency of approximately $947,000. At the end of December, the Company had cash on hand of approximately $663,000 and total liabilities including long term debt totaling $2.362 million. Limited cash availability coupled with a significant capital deficiency necessitated the Company to defer compensation payments to its employees of approximately $660,000 further hampering progress with its clinical programs and ultimately delaying the prospects for commercialization of its THIO product.

In 2021, the Company began initial stages of exploring the use of THIO as a companion drug to Libtayo. In February 2021, the Company reached an agreement with Regeneron Pharmaceuticals, Inc. ("Regeneron") to perform one clinical trial for the treatment of patients with Non-Small Cell Lung Cancer (NSCLC) involving a Regeneron drug candidate that utilizes one of the Company's compounds/agents.

Because no preliminary safety studies or clinical activities had occurred on the interaction of THIO and Libtayo, the Company was unable to persuade potential investors to fund further development of THIO as evidence by the Company’s failure to generate interest in the purchase of its equity securities.

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Independent third-party valuation obtained as of February 28, 2021, reflecting a price of $1.83 per share

The investment banker of record in March and April 2021, advised the Company and the Board that offering the sale of Series A preferred stock at a price of $5 per share would likely attract the interest of potential investors. In addition, during the same period, the Company engaged an investor relations expert tasked with approaching leading investment banking firms about the Company’s prospects. Although both parties were initially optimistic about the Company’s prospects for raising additional capital, no meetings were held, and no offers were received. Management and the Board attributed the lack of interest due to insufficient progress made toward the commercialization of drug candidates. Other opportunities to raise liquidity were uncertain.

During this time, the Company settled its deferred compensation obligations with its employees by issuing stock options in lieu of cash payments.

Notwithstanding deliberations concerning a preferred stock offering, the Company continued to sell convertible notes on an ad-hoc basis with two-year terms, a stated interest rate of 6% per annum and convertible upon the next qualified round of financing at a discount of 25% to the price paid, primarily to existing note holders. Because of the mounting levels of debt, uncertainty as to whether existing convertible note holders would continue to infuse additional liquidity, lack of new investor interest at acceptable levels, the Company was uncertain as to whether liquidity at levels necessary to sustain its product development activities would materialize and it would be able meet its operating obligations in the normal course of business (e.g., deferred compensation obligations) including the payment of interest accumulating on its outstanding convertible notes. These factors, among other things, raised substantial doubt about the Company’s ability to continuing as a going concern.

At the end of March 2021, the Company had cash on hand of approximately $2.8 million and approximately total liabilities of $5 million, including convertible debt, totaling $3.0 million. The Company made the decision to temper the pace of development of its product to conserve and build on hand cash balances because significant concerns remained about whether the Company would ever achieve a level of liquidity sufficient to undertake a phase 1 and phase 2 trial, the next step of its clinical development.

On April 23, 2021, the Company reached an agreement to hire a new Chief Medical Officer, Mihail Obrocea, who officially joined the Company on July 26, 2021. The addition of Mr. Obrocea on a full-time basis (he had previously worked with the Company as a consultant) fulfilled an important missing component in the leadership hierarchy and added instant credibility to the Company’s vision and commitment to advancing its clinical programs and commercialization of the drug.

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Independent third-party retrospective valuation obtained as of April 30, 2021, reflecting a price of $1.83 per share

During May through June 2021, the Company continued to raise capital through the issuance of convertible notes on substantially similar terms as those previously issued which totaled approximately $3.1 million and included a convertible note with some new and recurring U.S. and European based investors.

During May 2021, the Company’s first new prominent institutional investor in the emerging biotechnology industry, made a public announcement attesting to the prospects of the Company’s product by stating:

As experienced investors in successful immuno-oncology companies, we have been deeply impressed with the THIO pre-clinical results in multiple difficult-to-treat tumor types. The data from sequential administration of THIO followed by Libtayo raise the prospect of a groundbreaking advancement in cancer treatment,” commented Alex Monsef, Managing Director from Checkmate Capital Group. “We see the THIO program as having the potential to transform the immuno-oncology landscape. We are thrilled to invest in this exciting technology platform led by a world class oncology team at MAIA.

The convertible note financing was the catalyst for the Company to make further operational improvements over the June 2021 to October 2021 period including progress with its clinical programs, as follows:

•	an engagement letter was signed with a lead underwriter to begin the exploration of an initial public offering of the Company’s common stock (initial discussions commenced in May 2021);
•

SEC counsel and an Independent Registered Public Accounting Firm was hired to begin the process of auditing the Company’s historical financial statements as part of a newly developed IPO readiness plan;

•

manufactured reference standard for analytical testing from July 2021 through August 2021 and manufactured and released kilogram quantities of THIO drug substance under Good Manufacturing Practice from July 2021 through September 2021.

•	advancements in the clinical development and operations, drug substance development and drug product development occurred as follows:
o	THIO-101 – Protocol was finalized in September 2021.
o	THIO-101 – Investigator’s Brochure was finalized in October 2021.
o	THIO-101 – Regeneron THIO-101 Protocol Review Committee Meeting Sign Off occurred on October 1, 2021;
•

a letter of intent with Cromos Pharma was entered into for a clinical study: A Multicenter, Open-Label, Phase 2 Study Evaluating the Safety and Efficacy of THIO Sequenced with Cemiplimab (LIBTAYO®) in Subjects with Advanced NSCLC Tumors (the “Study”). The execution of the agreement with Cromos was

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the first step of significance in the Company initiating a Phase 2 study which served to advance THIO further toward the goal of approval and commercialization. This also marked the first steps in the only clinical trial the Company has initiated since licensing THIO in 2018. Cromos Pharma agreed to initiate work on the start-up phase;

•

a Trial Master Agreement between the Company and Nova-Clin CRO was entered into to manage THIO-101 study sites in Romania and Bulgaria from June 2020 to/through August 2021.  A Trial Master Agreement between the Company and Avance CRO was entered into to manage THIO-101 study sites in Australia. The signing of these agreements with the CROs marked an important milestone in the advancement of the Company’s clinical programs; and

•	the Company and Regeneron participated in a THIO-101 Protocol Review Committee Meeting.

These accomplishments enabled the Company to complete a further sale of its common stock to unrelated third-party investors beginning in July 2021, through October 2021, for 772,563 shares of common stock at a price of $8 per share resulting in aggregate proceeds of approximately $6.2 million. This sale of common stock represented a qualified financing under the convertible note agreements and as a result, all outstanding principal from the 2020 convertible notes and notes issued during 2021, converted to common stock. In addition, the accrued interest related to these notes, which the Company was previously unable to satisfy with cash, also converted to common stock. The conversion of these obligations dramatically improved the capital structure of the Company.

Sale of common stock to unrelated third-party investors at $8 per share from July 15, 2021, through October 2021, established the fair value of the Company’s common stock.

The following table summarizes by grant date the number of shares subject to options granted between January 1, 2021, and September 30, 2021, the per share exercise price of the options, and the fair value of the common stock used in the determination of the fair value the options on each date of grant:

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Grant Date	Type of Award	Number of Common Shares	Weighted Average Exercise Price of Award Per Share	Valuation Approach	Fair Value of Common Stock per Share on Grant Date(1)
Jan 1, 2021 Through February 28, 2021	Stock options	128,206	$ 1.80	Third Party Appraisal	$ 1.80
March 1, 2021 to May 31, 2021	Stock options	1,383,682	$ 1.83	Third Party Appraisal	$ 1.83
June 1, 2021 to July 12, 2021	Stock options	358,705	$ 1.83	Third Party Sale	$ 8.00
July 13, 2021 to September 30, 2021	Stock options	171,149	$ 8.00	Third Party Sale	$ 8.00

(1)	price used in determining the amount of compensation expense.

The third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“Practice Aid”) and were prepared using the income and market approach. For the income approach, a discounted cash flow method was applied to free cash flow for the Company. The market approach utilized the Guideline Public Company (“GPC”) Method and considered the Guideline Merged and Acquired Company Method. For the GPC Method, ten guideline public companies were identified and considered in the analysis. The GPC Method determined value based on a multiple of Total Invested Capital using identified non-revenue generating comparable companies. Additionally, based on identified guideline public companies, a Market Value of Invested Capital to Revenue multiple was applied to develop the terminal value for the discounted cash flow method. Using the total equity value determined using the income and market approaches, an option-pricing method (“OPM”) was used as an allocation method to determine the fair value of common stock. The OPM begins with the current equity value and estimates the future distribution of outcomes using a lognormal distribution around that current value. The OPM treats common and convertible notes as call options on the enterprise’s equity value, with exercise prices based on the conversion of the convertible notes. Additionally, a discount

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for lack of marketability (“DLOM”) was determined based on consideration of multiple discount studies and quantitative methodologies and was applied to the value of the common stock determined from the OPM.

June 30, 2020, February 28, 2021, and April 30, 2021, Valuations:

The value of the Company’s common stock at each of the respective measurement dates was based on the results of the independent third-party valuation reports (as available) determined using the income and market approaches described above. Use of the income and market approach to estimate the fair value of the Company’s common stock was consistently applied in each of the third-party valuations obtained.

The value of the Company’s common stock for purposes of estimating the fair value of stock options and restricted stock granted to its employees, non-employees, and to members of the board of directors has been determined by the Board taking into consideration the Company’s stage of development and programs, prospects for commercialization, likelihood for liquidity events and overall financial position as of the respective dates as discussed in the Chronological Evolution of the Company above.

The Board determined that the value of the Company’s common stock on the date of option grant was approximately equal to the value estimated by the Company’s then most recent independent third-party appraisal except for grants issued during the period from June 3, 2021, through July 12, 2021, in which case the Board concluded that the fair value of the Company’s common stock was $8 per share due to the business improvement occurrences and in proximity to third-party financings.

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In conclusion, the Company respectfully submits that it believes the historical valuations of its common stock are appropriate considering all relevant information known or knowable at the time of estimation. The Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration statement.

Our Strategy, page 75

We note your response to our prior comment 17 and reissue. You still make statements implying that you will advancing your product candidates in a “rapid” manner. For example, we note your statements on pages 4 and 75 that “[Y]our initial focus is to leverage the existing preclinical and clinical data available for THIO to support rapid and cost-efficient development.” Clinical development is a lengthy process and statements that imply you will be successful in developing your product candidates in a rapid or accelerated manner are inappropriate and speculative. Please revise your disclosure accordingly.

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Response: In response to the Staff’s comment, the Company revised its disclosures contained on pages 4, 5, 74, 75, 76 and 91 of the Amended Registration Statement, to remove statements concerning advancing products in a “rapid” manner and statements that imply the Company will be successful in developing product candidates.

Current Landscape of the Checkpoint Inhibitor Franchises, page 76

We note your revisions and response to our prior comment 19. Please revise to make clear that THIO has not been tested in combination with any other check-point inhibitor and your current development plans are to initiate a Phase 2 study in combination with cemiplimab only. Please also clarify the significance of the years under the indication columns. If the dates are meant to indicate when the product was either approved or commercialized for the respective indication, please remove from the table references to checkpoint inhibitors that are in clinical development. Given the inherent uncertainty of drug development, it is speculative to imply that THIO could be used in combination with check-point inhibitors that have not been approved by the FDA.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 76, 77 and 78 of the Amended Registration Statement, to revise the Checkpoint Inhibitor chart to make clear that THIO has not been tested in combination with any other check-point inhibitor and the Company’s plans to initiate a Phase 2 study in combination with cemiplimab.

Intellectual Property, page 77

We note your revisions and response to our prior comment 20 and reissue in part. Please expand your discussion of your intellectual property to disclose the types of patents you hold (i.e., composition of matter, use or process) for each patent.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 77 and 78 of the Amended Registration Statement to explain the each of the patents licensed by the Company are method of use patents.

Our Programs, page 80

We note your response to our prior comment 23. Please explain whether earlier clinical trials were powered for statistical significance. Where applicable, disclose the relevant p-values and explain how statistical significance relates to FDA standards of efficacy.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 2, 3, 85 and 90 of the Amended Registration Statement, to explain that the Company did rely in a limited way on earlier clinical trials in connection with an IND application to conduct human trial, however the Company does not plan to rely on earlier clinical trials in an eventual NDA filing to the FDA.

Differentiated Activity of THIO, a Telomere-Targeting Agent, page 81

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We your revisions in response to our prior comment 26 and reissue in part. Please explain the basis for your claim that “To our knowledge, THIO’s cancer-specific and direct telomere targeting mechanism of action using telomerase is different from all other available cancer therapies and those currently in clinical trials.”

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 64, 83 and 85 of the Amended Registration Statement to provide support for the Company’s statement that to its knowledge THIO’s cancer-specific and direct telomere targeting mechanism of action using telomerase is different from all other available cancer therapies and those currently in clinical trials.

THIO Program, page 92

We note your revisions in response to our prior comment 29. Please revise to disclose the dollar amount of the aggregate potential milestones segregated by development, regulatory and commercial sales milestones.

Response: In response to the Staff’s comment, the Company has supplemented its disclosures on pages 96, 97 and 98 of the Amended Registration Statement to explain that milestone payments under the license agreement only exist with respect to commercial sales milestone as well as the maximum dollar amount of the milestone payments.

Please do not hesitate to contact our counsel Janeane Ferrari, Esq. of Loeb & Loeb LLP at (212) 407-4209 or jferrari@loeb.com with any questions or comments regarding this letter.

Sincerely,

/s/ Joseph McGuire
Joseph McGuire Chief Financial Officer

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